Exhibit 3(j)

Gary Chinery Vice President and Treasurer (212) 916-4288 Fax (212) 916-4699

December 12, 2007

Via Hand Delivery

JPMorgan Chase Bank
4 Chase Metro Tech Center
Brooklyn, New York 11245
Ann: Institutional Trust Services,
Investment Management Group

Re:	Notice of Termination of Global Custody Agreement for College Retirement
Equities Fund (“CREF”)

Ladies and Gentlemen:

           We hereby provide written notice to JPMorgan Chase Bank of the intention of CREF to terminate the Global Custody Agreement dated September 1, 2001 with JPMorgan Chase Bank, (the “Custody Agreement”), effective on or before close of business on March 31, 2008.

           Pursuant to the terms of the Sections 14(k) of the Custody Agreement, we will arrange for your receipt shortly hereafter, of a certified copy of the vote by the Board of Trustees of CREF that designates the name of a successor custodian (the “Successor Custodian”) to whom JPMorgan Chase Bank shall deliver the assets (the “Assets”) in the accounts of the various CREF funds (the “Funds”).

           Our current plan is to transition custody of the Assets of the Funds (see Appendix A attached hereto) to the Successor Custodian on February 1, 2008 We request your good faith cooperation in assisting us to timely and effectively transition custody of the Assets to the Successor Custodian in accordance with the above dates.

          Please do not hesitate to call me should you have any questions.

Sincerely,
Gary Chinery Vice President and Treasurer

Acknowledge Receipt:

www.tiaa-cref.org	730 Third Avenue, New York, NY 10017-3206

Appendix A

Stock Account
Global Equities Account
Growth Account